FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 12, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated April 12, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: April 12, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
April 12, 2006

MILLICOM ADDS NEARLY 963,000 SUBSCRIBERS IN Q1 2006
TO REACH 9.9 MILLION TOTAL SUBSCRIBERS

New York and Stockholm - April 12th, 2006 - Millicom International Cellular S.A. ("Millicom") (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), one of the world's leading cellular operators in emerging markets, today announces that it added nearly 963,000 subscribers through organic growth across its operations in the first quarter of 2006, bringing the total for the Group to 9,891,692 as at March 30th 2006.

These subscriber additions represent growth of 11% in total subscribers from the previous quarter and 52% from the first quarter of 2005, on a pro forma basis.

Marc Beuls, Millicom President and Chief Executive Officer said: “We have started the year very well in terms of subscriber growth, demonstrating the strength of our positions in rapidly growing emerging markets. The key growth drivers have been the launch of the Tigo brand, improved distribution networks and substantially increased capex to add extra capacity and coverage which gives us a competitive advantage. We have continued to see the highest subscriber growth in Latin America which is testament to the success of our Tigo brand.

“This strong subscriber growth has been reflected in the top line. Underlying year-on-year pro forma revenue growth continues to accelerate and Q1 growth is stronger than the 36 per cent revenue growth seen in Q4 2005.”

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 390 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:
Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations

Jon Coles / Tim Burt	Telephone: +44 20 7404 5959
Brunswick Group

Visit our web site at: www.millicom.com